UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 5, 2026

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CASH DIVIDEND

JE Cleantech Holdings Limited (Nasdaq: JCSE), announced on January 5, 2026, that its Board of Directors approved a cash dividend of US$0.44 per ordinary share following the recent completion of the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 which gave rise to a net gain of approximately US$2.85 million over the net book value. The dividend is payable to shareholders of record at the close of business on January 21, 2026 (New York Time). The payment date is expected to be on or around January 28, 2026.

Exhibits

99.1	Press Release dated January 5, 2026, announcing a cash dividend

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: January 5, 2026	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary

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